SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b), (c), AND
                        (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )*

                                  Monmouth REIT
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    609720107
                         ------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                (x) Rule 13d-1(b)
                                ( ) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Teachers Advisors, Inc.
     I.R.S. # 13-3760073

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ( )
                                                      (b) ( )

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER                  1,012,000

     6.   SHARED VOTING POWER                0

     7.   SOLE DISPOSITIVE POWER             1,012,000

     8.   SHARED DISPOSITIVE POWER           0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,012,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ( )

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     5.83%

12.  TYPE OF REPORTING PERSON

                                       IA

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     TIAA-CREF Institutional Mutual Funds
     I.R.S. #52-2366622 (Real Estate Securities Fund)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ( )
                                                      (b) ( )

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER                  0

     6.   SHARED VOTING POWER                920,000

     7.   SOLE DISPOSITIVE POWER             0

     8.   SHARED DISPOSITIVE POWER           920,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     920,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ( )

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     5.30%

12.  TYPE OF REPORTING PERSON

                                       IV

Item 1(a).     NAME OF ISSUER:

                        Monmouth REIT

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                        3499 Route 9 North
                        Suite 3-C
                        Freehold, NJ  07728

Items 2(a)-2(c).        NAME, ADDRESS OF PRINCIPAL BUSINESS OFFICE, AND
                        CITIZENSHIP OF PERSONS FILING:

                        Teachers Advisors, Inc. ("Advisors")
                        730 Third Avenue
                        New York, NY  10017
                        Citizenship:  Delaware

                        TIAA-CREF Institutional Mutual Funds ("Institutional Funds")
                        730 Third Avenue
                        New York, NY  10017
                        Citizenship:  Delaware

Item 2(d).     TITLE OF CLASS OF SECURITIES:

                        Common Stock

Item 2(e).     CUSIP NUMBER:  609720107

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:


ADVISORS

(a)  ( )  Broker or dealer registered under Section 15 of the Exchange Act.

(b)  ( )  Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  ( )  Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d) ( ) Investment Company registered under Section 8 of the Investment Company Act.

(e)  (x)  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ( ) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ( ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)  ( )  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

INSTITUTIONAL FUNDS

(a)  ( )  Broker or dealer registered under Section 15 of the Exchange Act.

(b)  ( )  Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  ( )  Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d) (x) Investment Company registered under Section 8 of the Investment Company Act.

(e)  ( )  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ( ) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ( ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)  ( )  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )

Item 4.        OWNERSHIP.

               (a) Aggregate amount beneficially owned: 1,012,000 (See
Exhibit A)

               (b) Percent of class:                       5.83 %

               (c) Powers of shares:

                        Sole Voting Power:                 1,012,000

                        Shared Voting Power:               0

                        Sole Dispositive Power:            1,012,000

                        Shared Dispositive Power:          0


Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               See Exhibit A

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable

Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable

Item 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable

Item 10.       CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

               SIGNATURE.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Date: February 10, 2005

                                             TEACHERS ADVISORS, INC.

                                             By:_______________________
                                             Maureen M. Milet
                                             Compliance Officer

                                             TIAA-CREF INSTITUTIONAL MUTUAL
                                             FUNDS

                                             By:_______________________
                                             Maureen M. Milet
                                             Compliance Officer

                                    EXHIBIT A

ITEM 6.        OWNERSHIP.

Teachers Advisors, Inc. ("Advisors") is the investment adviser to two registered investment companies, TIAA-CREF Institutional Funds ("Institutional Funds") and TIAA-CREF Life Funds ("Life Funds"), as well as the TIAA-CREF Asset Management Commingled Funds Trust I (the "TCAM Funds") and may be deemed to be a beneficial owner of 1,012,000 shares of Issuer's common stock owned by Institutional Funds, Life Funds, and TCAM Funds. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer.